SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 4, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

PRESS RELEASE

May 2, 2012

Nokia takes new steps to protect its innovations and intellectual property Patent suits filed against HTC, RIM and Viewsonic in the US and Germany

Espoo, Finland — Nokia has filed claims in the United States and Germany alleging that products from HTC, RIM and Viewsonic infringe a number of Nokia patents.

“Nokia is a leader in many technologies needed for great mobile products,” said Louise Pentland, chief legal officer at Nokia. “We have already licensed our standards essential patents to more than 40 companies.  Though we’d prefer to avoid litigation, Nokia had to file these actions to end the unauthorized use of our proprietary innovations and technologies, which have not been widely licensed.”

Nokia’s actions include a complaint to the US International Trade Commission (ITC) against HTC, suits against HTC and Viewsonic in the Federal District Court of Delaware, US, against HTC and RIM in the Regional Court in Dusseldorf, Germany and against all three companies in the Regional Courts in Mannheim and Munich, Germany. In total, 45 Nokia patents are in suit in one or more of the actions.

Nokia proprietary innovations protected by these patents are being used by the companies to enable hardware capabilities such as dual function antennas, power management and multimode radios, as well as to enhance software features including application stores, multitasking, navigation, conversational message display, dynamic menus, data encryption and retrieval of email attachments on a mobile device.

“Many of these inventions are fundamental to Nokia products,” Pentland concluded. “We’d rather that other companies respect our intellectual property and compete using their own innovations, but as these actions show, we will not tolerate the unauthorized use of our inventions.”

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world.

During the last two decades, Nokia has invested over EUR 45 billion in research and development and built the wireless industry’s strongest and broadest IPR portfolio, with around 10,000 patent families.  Nokia is a world leader in the development of handheld device and mobile communications technologies, which is also demonstrated by Nokia’s strong patent position.

For more information, visit http://www.nokia.com/about-nokia

Forward-looking statements

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J)

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expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 5) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 7) our ability to retain, motivate, develop and recruit appropriately skilled employees; 8) our ability to effectively and smoothly implement the new operational structure for our businesses, achieve targeted efficiencies and reductions in operating expenses; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information

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technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations;  29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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Press Release

Espoo, Finland — May 3, 2012

DragonWave and Nokia Siemens Networks amend divestment agreement

Nokia Siemens Networks today announced that it has reached an amended agreement for DragonWave’s acquisition of Nokia Siemens Networks’ microwave transport business including its associated operational support system (OSS) and related support functions. As part of the amended agreement the planned closing date is June 1, 2012, subject to closing conditions.

Under the terms of the amended agreement, the Nokia Siemens Networks microwave transport assets in Italy, including its employees, will not transfer to DragonWave.

The new arrangements reached by the parties envisage the supply of certain services by Nokia Siemens Networks to DragonWave, through a service agreement, under which R&D, product management and sales support services will be provided to DragonWave in order to enhance the ability of the latter to continue to deliver on critical customer deliveries.

The acquisition of the business in China is expected to be formally completed in the second half of 2012, once all of the licenses and permissions to do so are in place. Employees of Nokia Siemens Networks based in Shanghai would transfer to DragonWave at that time.

Under the terms of the amended agreement, DragonWave becomes the preferred strategic supplier of packet microwave and related products to Nokia Siemens Networks and the two companies are to jointly coordinate technology development activities.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com.

Forward-looking statements

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 5) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 7) our ability to retain, motivate, develop and recruit appropriately skilled employees; 8) our ability to effectively and smoothly implement the new operational structure for our businesses, achieve targeted efficiencies and reductions in operating expenses; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure

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assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries

Nokia Siemens Networks

Johanna Harjula

Media Relations

E-mail: johanna.harjula@nsn.com

Phone: +358 7140 17989

Press Office

E-mail: mediarelations@nsn.com

Phone: +358 7140 02869

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Press Release

Espoo, Finland — May 7, 2012

Nokia Siemens Networks completes the sale of its fixed line Broadband Access business to ADTRAN

Nokia Siemens Networks announced today that the company has completed the transaction to sell its fixed line Broadband Access business and associated professional services and network management solutions to ADTRAN®, Inc., (NASDAQ:ADTN). The transaction was initially announced in December 2011.

As of May 4, 2012, the business, including approximately 340 employees globally in engineering, R&D, sales and professional services, transferred to ADTRAN.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Johanna Harjula

Media Relations

E-mail: johanna.harjula@nsn.com

Phone: +358 7140 17989

Press Office

E-mail: mediarelations@nsn.com

Phone: +358 7140 02869

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

Press Release

International CTIA Wireless®, New Orleans, USA — May 7, 2012

T-Mobile USA selects Nokia Siemens Networks to support network modernization and LTE evolution #CTIA12

•                  Nokia Siemens Networks one of the vendors selected to support $4 billion 4G network evolution plan

•                  Provide LTE network, with Release 10 readiness, on multi-radio platform

•                  Will include network-wide capability for future 4x4 MIMO functionality

•                  GSM and HSPA+ multiradio network modernization

Nokia Siemens Networks is one of the vendors selected to support the $4 billion 4G network evolution plan, which T-Mobile USA announced today. As part of the deal, Nokia Siemens Networks will modernize T-Mobile’s GSM and HSPA+ core and radio access infrastructure in key markets to improve existing voice and data coverage. It will also deploy LTE as part of T-Mobile USA’s 4G evolution initiative in 2013. The network transformation efforts are part of T-Mobile’s strategic focus on affordable 4G services.

“We are excited to continue our long-standing and successful partnership with Nokia Siemens Networks as we modernize our network and deploy LTE in 2013,” said Neville Ray, chief technology officer, T-Mobile USA. “With the latest release 10 LTE equipment, T-Mobile is well positioned to continue our 4G leadership into the future.”

Nokia Siemens Networks will provide T-Mobile its Evolved Packet Core platform, including Flexi NS (Network Server) and Flexi NG (Network Gateway). The company will also provide for the LTE deployment its Single RAN Advanced platform based on its Flexi Multiradio 10 Base Station. Part of Nokia Siemens Networks’ award-winning Flexi base station portfolio, the Flexi Multiradio 10 is acclaimed for its outstanding capacity, allowing operators to deliver up to 10 times more data traffic.

“We’re pleased to extend our relationship with T-Mobile, following the successful roll out of its 4G HSPA+ service,” said Ricky Corker, head of the North America region for Nokia Siemens Networks. “As a leader in mobile broadband services and LTE commercial deployment, Nokia Siemens Networks’ innovative technology and global experience will enable T-Mobile to modernize its network and deploy LTE with minimal intrusion and transform its network to LTE in the most optimal, cost effective way.”

T-Mobile has already deployed Nokia Siemens Networks’ subscriber data management solution and this will be enhanced to support a more powerful customer experience with LTE. In addition, Nokia Siemens Networks will deliver a range of services, including network planning and optimization, network implementation and support for the modernization and LTE deployment.

The deployment will also include Nokia Siemens Networks’ NetAct multi technology Network Management System. This will enable a consolidated and effective end-to-end solution to manage and optimize T-Mobile’s network and evolved packet core from a single platform. In addition, both the Nokia Siemens Networks SON** and a separate, dedicated multi vendor Performance Manager *** will be delivered.

Nokia Siemens Networks

Media Relations

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To share your thoughts on the topic, join the discussion on Twitter using #CTIA12, #LTE and #mobilebroadband.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Carol DeMatteo

External Communications, North America

Phone: +1 214 728 6197

E-mail: carol.dematteo@nsn.com

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

Notes:

Nokia Siemens Networks is leading the commercialization of Long Term Evolution (LTE) in terms of commercial references and live network performance. With commercial FDD LTE and TD-LTE networks based on the award-winning Flexi Multiradio Base Station family and its new LTE small cell solution Flexi Zone, Nokia Siemens Networks is the leader in LTE commercialization and LTE innovation. This top position in implementation and innovation has been reconfirmed by ABI Research’s 2012 LTE Base Station Vendor Matrix.

Among Nokia Siemens Networks’ 56 commercial LTE deals are Azerfon in Azerbaijan (radio); Bell Canada (radio); Bharti Airtel in India (TD-LTE radio, EPC); Deutsche Telekom in Germany (radio); Du in UAE (radio); Elisa Finland, Elisa Estonia (radio, EPC); EMT in Estonia (radio); Hrvatski Telekom in Croatia (radio); KDDI in Japan (radio); KT in Korea (radio); LG U+ in Korea (radio); LMT in Latvia (radio, EPC); Mobily (Etisalat) in Saudi Arabia (TD-LTE radio, EPC); Mosaic Telecom in USA (radio, EPC); NTT DOCOMO in Japan (radio, EPC); SK Telecom in Korea (radio); SKY in Brazil (TD-LTE radio, EPC); SOFTBANK MOBILE in Japan (radio); Sonera in Finland (radio); StarHub in Singapore (radio, EPC); STC (Saudi Telecom Company) in Saudi Arabia (TD-LTE radio); T-Mobile in USA (radio, EPC); Tele2 in Estonia (radio, EPC); Tele2 in Latvia (radio; EPC); Tele2 in Lithuania (radio, EPC); Tele2 in Sweden (EPC); Telecom Italia (radio); Telefónica O2 in Germany (radio); Telenor Denmark (radio); Telia in Denmark (radio); Telia in Sweden (radio); Telus in Canada (radio); TMN in Portugal (radio, EPC); Verizon in USA (IMS for LTE) and Zain Bahrain (radio, EPC). Out of these, 26 operators have already commercially launched LTE and serve about 40% of all LTE subscribers worldwide.

In addition, Nokia Siemens Networks is involved in half of the TD-LTE trials that are currently ongoing around the world: over 16 major field trials in China, Taiwan, Russia and other areas of the world. The

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company has commercial deals with six TD-LTE network operators including STC, Mobily, SKY in Brazil and Bharti Airtel.

Nokia Siemens Networks’ Single RAN including the Flexi Multiradio Base Station provides a future-proof, easy and cost-efficient path to LTE in both FDD and TDD spectrum bands via a simple software upgrade. Besides the Single RAN that supports GSM, 3G, FDD-LTE and TD-LTE, the company’s LTE telecom infrastructure offering also features the Evolved Packet Core, including Flexi NS (Network Server) and Flexi NG (Network Gateway), transport solutions, network management system, Self Organizing Networks (SON), the award-winning Voice over LTE (VoLTE), provisioning and charging solutions and a range of professional services to plan, install, maintain and operate networks. For more information, follow this link.

**Nokia Siemens Networks SON is designed to support fully cognitive self learning and adaptive networks, reduce network management complexity and improve user experience. Its dedicated multi technology will improve exponentially the network’s performance management, enabling T-Mobile to track service degradation near real-time and proactively solve problems before they become issues to its customers.

***With a smart combination of new business-aware functionality, new graphical user interface and best practices adopted from operating networks, Performance Manager helps turning zillions of network data into meaningful information. With intelligence built in the product, operators can understand faster how their network performance impacts the service quality.

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Press Release

Espoo, Finland — May 30, 2012

Verso Spin-off Fund invests in new growth companies that spin off from Nokia Siemens Networks

The new Verso Spin-off Fund has been established as part of the Nokia Siemens Networks’ new strategy and Nokia Siemens Networks is the first investor in the fund. The independent, market standard venture capital fund aims at the forming of new, independent companies from projects that are not in the core of the Nokia Siemens Networks’ strategy anymore, and offer initial funding. The aim is to get also other large companies as investors, thus helping the creation of new businesses in Finland.

“The aim of the fund is to invest in such projects that are no more part of the core activities of the company and that can be spun off. Without initial funding, the risk is that these projects are terminated and the capabilities and competencies built in the projects remain unused,” says Pekka Soini, Finland country director, Nokia Siemens Networks. “The Verso Spin-off Fund creates a model for large companies to invest in the initial capital of start-up companies. In Finland, funding for this phase has mainly been available from public sources.”

Anssi Kariola, who has been responsible for the new spin-off model and for establishing the fund, has been nominated to manage the Verso Spin-off Fund.

“The verso Spin-off Fund is off to a good start. In the first phase we received close to 40 applications, and the evaluation of their business potential has started”, Anssi Kariola says. “Our aim in the first phase is to create a portfolio of 10 — 30 start-up companies.”

The investment commitment from Nokia Siemens Networks is up to 10 million Euros. As part of the model, it will license its technology to the start-up companies. The fund is also looking for other investors, such as other large companies wanting to invest in their spin-off projects in a cost efficient way via the fund.

Several parties have advised on the creation of the new model, including the Ministry of Employment and the Economy, Finnvera and the Aalto University Center for Entrepreneurship.

Finnvera is a potential investment partner to the Verso Spin-off Fund, and makes its co-funding decisions based on its own criteria. “The Verso Spin-off Fund enables an important injection of new start-up projects and private funding in Finland. I believe that based on this model it will be possible to create a significant amount of new businesses that through cooperation can be built into real new growth companies,” says Petri Laine, investment director, Venture Capital, Finnvera.

“In the structural change of the ICT industry in Finland it is very important to focus on growth, innovation and creating new jobs. The objective of the verso Spin-off Fund model is to ensure that such viable projects that large companies are ready to give up, can get an opportunity for growth and independent success, and thus benefit the country’s economy, says counsellor Pertti Valtonen, Ministry of Employment and the Economy.

Nokia Siemens Networks

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About VersoVentures

VersoVentures manages the Verso Spin-off Fund and seeks new investors to the fund.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Riitta Mård

Communications

Phone: +358 50 514 9718

E-mail: riitta.mard@nsn.com

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

VersoVentures

Anssi Kariola

Phone: +358 50 589 0520

Ministry of Employment and the Economy

Counsellor Pertti Valtonen

Phone: +358 50 500 3198

E-mail: pertti.valtonen@tem.fi

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Press Release

Espoo, Finland — June 1, 2012

Nokia Siemens Networks completes the sale of its microwave transport business to DragonWave

Nokia Siemens Networks announced today that the company has completed the transaction to sell its microwave transport business, including associated operational support systems (OSS) and related support functions (the “business”) to DragonWave, Inc. (TSX: DWI; NASDAQ: DRWI). The deal was completed under the terms of the amended agreement announced on May 3, 2012.

In line with the agreement, DragonWave is the preferred, strategic supplier to Nokia Siemens Networks of packet microwave and related products, and the companies will jointly coordinate technology development activities.

The acquisition of the business in China is expected to be completed in the second half of 2012, once all of the licenses and permissions to do so are in place. Employees of Nokia Siemens Networks based in Shanghai would transfer to DragonWave at that time.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Forward-looking statements

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring;

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and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 5) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 7) our ability to retain, motivate, develop and recruit appropriately skilled employees; 8) our ability to effectively and smoothly implement the new operational structure for our businesses, achieve targeted efficiencies and reductions in operating expenses; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Enclosures:

Nokia stock exchange release dated May 2, 2012: Nokia takes new steps to protect its innovations and intellectual property

Nokia Siemens Networks stock exchange release dated May 3, 2012: DragonWave and Nokia Siemens Networks amend divestment agreement

Nokia Siemens Networks stock exchange release dated May 7, 2012: Nokia Siemens Networks completes the sale of its fixed line Broadband Access business to ADTRAN

Nokia Siemens Networks stock exchange release dated May 7, 2012: T-Mobile USA selects Nokia Siemens Networks to support network modernization and LTE evolution #CTIA12

Nokia Siemens Networks stock exchange release dated May 30, 2012: Verso Spin-off Fund invests in new growth companies that spin off from Nokia Siemens Networks

Nokia Siemens Networks stock exchange release dated June 1, 2012: Nokia Siemens Networks completes the sale of its microwave transport business to DragonWave

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal